Exhibit 99.2

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the three and six months ended 30 June 2024

		For the Three Months ended 30 June		For the Six Months ended 30 June
	Note	2024	2023	2024	2023
		S$’000	S$’000	S$’000	S$’000
Revenue	5	40,678	36,880	77,193	69,508
Other income		2,531	2,034	4,926	3,700
Other (losses) / gains - net	7	(10,625)	2,264	(10,916)	56

Expenses
Sales commission		(2,194)	(2,061)	(4,745)	(4,302)
Referral fees		(511)	(678)	(927)	(1,150)
Merchant fees		(1,047)	(840)	(1,842)	(1,499)
Awards and events costs		(383)	(378)	(764)	(968)
Advertising and platform fees		(396)	(416)	(847)	(948)
Salary and staff costs		(20,332)	(20,377)	(43,417)	(40,121)
Marketing expenses		(3,750)	(2,968)	(6,166)	(6,218)
Technology expenses		(3,658)	(3,083)	(6,906)	(6,349)
Legal and professional		(5,717)	(2,060)	(7,858)	(3,138)
Share grant and option expenses		(1,555)	(802)	(2,576)	(3,060)
Depreciation and amortization*		(6,898)	(5,800)	(13,354)	(11,680)
Reversal of impairment /(Impairment) loss on financial assets		306	(716)	178	(677)
Impairment of intangible assets**		—	(5,469)	—	(5,469)
Impairment of plant, equipment and right-of-use assets		—	(250)	—	(250)
Finance cost		(116)	(116)	(238)	(248)
Other expenses		(1,510)	(1,376)	(2,901)	(3,548)
Total expenses		(47,761)	(47,390)	(92,363)	(89,625)
Loss before income tax		(15,177)	(6,212)	(21,160)	(16,361)
Tax expense*	8	(948)	(264)	(1,257)	(349)
Net loss for the period		(16,125)	(6,476)	(22,417)	(16,710)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation		1,200	(3,425)	4,037	(9,068)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation		—	(4)	—	(8)
Other comprehensive income/(loss) for the period, net of tax		1,200	(3,429)	4,037	(9,076)
Total comprehensive loss for the period		(14,925)	(9,905)	(18,380)	(25,786)

		For the Three Months ended 30 June		For the Six Months ended 30 June
	Note	2024	2023	2024	2023
		S$ per share	S$ per share	S$ per share	S$ per share
Loss per share for loss attributable to equity holders of the Group
Basic and diluted loss per share for the period	6	(0.10)	(0.04)	(0.14)	(0.10)

*Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

**The impairment of intangible assets as at 30 June 2023 consists of impairment in goodwill of S$4,185,000, and impairment in other intangible assets of S$1,284,000.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of 30 June 2024 and 31 December 2023

	Note	30 June 2024	31 December 2023
		S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents		309,370	306,398
Trade and other receivables		16,431	15,810
		325,801	322,208

Non-current assets
Trade and other receivables		2,397	2,677
Intangible assets		378,718	378,178
Plant and equipment		1,467	1,691
Right-of-use assets		6,814	8,414
		389,396	390,960

Total assets		715,197	713,168

LIABILITIES
Current liabilities
Trade and other payables		30,793	26,637
Lease liabilities		3,819	4,222
Deferred revenue		64,313	61,066
Provisions		147	148
Current income tax liabilities	8	4,097	4,019
		103,169	96,092

Non-current liabilities
Trade and other payables		597	518
Lease liabilities		3,972	5,352
Deferred income tax liabilities	8	5,588	4,981
Provisions		770	764
Warrant liabilities		11,306	649
		22,233	12,264

Total liabilities		125,402	108,356

Net assets		589,795	604,812

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the Group
Share capital		1,095,823	1,094,543
Share reserve	11	13,298	11,215
Capital reserve	11	785	785
Translation reserve		(33,876)	(37,913)
Accumulated losses		(486,235)	(463,818)
Total shareholders’ equity		589,795	604,812

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended 30 June 2024

	Note	Share capital	Share reserve	Capital reserve	Translation reserve	Accumulated losses	Total shareholders’ equity
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at 1 January 2024		1,094,543	11,215	785	(37,913)	(463,818)	604,812
Loss for the period		—	—	—	—	(22,417)	(22,417)
Other comprehensive income for the period		—	—	—	4,037	—	4,037
Total comprehensive income/(loss) for the period		—	—	—	4,037	(22,417)	(18,380)

Employee share grant and option scheme	11	—	2,693	—	—	—	2,693
Non-executive directors share grant and option scheme		—	298	—	—	—	298
Issuance of shares	11	1,280	(908)	—	—	—	372
Total transactions with owners, recognised directly in equity		1,280	2,083	—	—	—	3,363

Balance at 30 June 2024		1,095,823	13,298	785	(33,876)	(486,235)	589,795

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended 30 June 2024

	Note	Share capital	Share reserve	Capital reserve	Translation reserve	Accumulated losses*	Total shareholders’ equity
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at 1 January 2023		1,081,320	17,692	785	(16,961)	(448,549)	634,287
Loss for the period		—	—	—	—	(16,710)	(16,710)
Other comprehensive loss for the period		—	—	—	(9,068)	(8)	(9,076)
Total comprehensive loss for the period		—	—	—	(9,068)	(16,718)	(25,786)

Employee share grant and option scheme	11	—	2,716	—	—	—	2,716
Non-executive directors share grant and option scheme		—	428	—	—	—	428
Issuance of shares	11	6,423	(6,231)	—	—	—	192
Total transactions with owners, recognised directly in equity		6,423	(3,087)	—	—	—	3,336

Balance at 30 June 2023		1,087,743	14,605	785	(26,029)	(465,267)	611,837

*Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended 30 June 2024

		For the Six Months ended 30 June
	Note	2024	2023
		S$’000	S$’000
Cash flows from operating activities
Loss for the period*		(22,417)	(16,710)
Adjustments for:
- Tax expense*	8	1,257	349
- Employee share grant and option expense		2,278	2,716
- Non-executive director share grant and option expense		298	428
- Depreciation and amortization*		13,354	11,680
- Loss/(gain) on disposal of plant and equipment and intangible assets	7	8	(2)
- (Reversal of impairment)/Impairment loss on financial assets		(178)	677
- Gain on lease modification		(1)	—
- Impairment of intangible assets		—	5,469
- Impairment of plant, equipment and right-of-use assets		—	250
- Interest income		(4,571)	(3,565)
- Finance cost		238	248
- Unrealised currency translation loss/(gain)		329	(183)
- Fair value loss/(gain) on warrant liabilities	7	10,593	(110)
		1,188	1,247
Changes in working capital, net of effects from acquisition and disposal of subsidiaries
- Trade and other receivables		(11)	915
- Trade and other payables		4,233	(2,577)
- Deferred revenue		3,248	3,502
Cash provided by operations		8,658	3,087
Interest received		4,419	3,221
Income tax paid		(483)	(290)
Net cash provided by operating activities		12,594	6,018

Cash flows from investing activities
Additions to plant and equipment		(423)	(298)
Additions of intangible assets		(13,219)	(13,143)
Proceeds from disposal of plant and equipment		19	2
Net cash used in investing activities		(13,623)	(13,439)

Cash flows from financing activities
Interest paid		(223)	(228)
Principal payment of lease liabilities		(2,320)	(2,241)
Proceeds from issuance of ordinary shares		372	192
Net cash used in financing activities		(2,171)	(2,277)

Net decrease in cash and cash equivalents		(3,200)	(9,698)

Cash and cash equivalents
Beginning of the six months ended 30 June		306,398	309,233
Effects of currency translation on cash and cash equivalents		6,172	2,261
End of the six months ended 30 June		309,370	301,796

*Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

These notes form an integral part of and should be read in conjunction with the accompanying unaudited interim condensed consolidated financial statements.

1.
General information

PropertyGuru Group Limited (the “Company”) and its subsidiaries (the “Group”) is in the business of advertising, real estate marketing, business management and consultancy services.

The Company is incorporated in Cayman Islands. The address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman.

2.
Significant changes in the current reporting period

Re-organisation

The Group has undertaken a strategic step towards re-organisation within the Group in February 2024. Consequently, the following restructuring costs are recognized in the unaudited condensed consolidated statement of comprehensive loss for the six-month period ended 30 June 2024:

30 June 2024
S$'000
Restructuring cost:
Salary and staff costs	3,516
Legal and professional	410
Others	251
4,177

The restructuring cost in relation to salary and staff costs amounting to S$3,516,000 are mainly severance, and long service and compensation to employees. Other restructuring cost amounting to S$661,000 mainly comprise of fees for outplacement support for employees, and legal and tax advisory services.

Merger (Note 12)

Affiliates of BPEA Private Equity Fund VIII Limited (“EQT Private Capital Asia”) have entered into a merger agreement to acquire the Company for US$1.1 billion. The merger agreement has been signed on 16 August 2024. As at 30 June 2024, the Group has incurred S$5,468,000 of strategic review cost which mainly comprise of legal and professional fees.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

3.1.
Basis of preparation

The unaudited interim condensed consolidated financial statements of the Group for the three and six months ended 30 June 2024 has been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies applied in these unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the year ended 31 December 2023 issued for the Group except for Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current. The new and amended standards and interpretations applied for the first time as of 1 January 2024 as disclosed in the notes to the annual audited consolidated financial statements for the year ended 31 December 2023 issued for PropertyGuru Group Limited and its subsidiaries had no material impact on the unaudited interim condensed consolidated financial statements of the Group for the three and six months ended 30 June 2024.

3.2.
Critical accounting estimates, assumptions and judgements

In preparing these unaudited interim condensed consolidated financial statements, the critical accounting estimates, assumptions, and judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the financial year ended 31 December 2023.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

4.
Segment information
(a)
Description of segments

The Group’s operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), which is the Leadership Team, comprising of the Chief Executive Officer, Chief Financial Officer, Managing Director Marketplaces, Managing Director Fintech / Chief Technology Officer, Managing Director Data and Software Solutions, Chief Marketing Officer and Chief People Officer.

The Group has five reportable segments, namely four Marketplaces and Fintech and Data services. The Marketplaces segments consist of core listing marketplace for agents and developer marketing solutions business in four primary geographic areas, namely Singapore, Vietnam, Malaysia and Other Asia (comprising Thailand and Indonesia). Each of these geographic Marketplaces segments has different political and economic conditions as well as market factors and strategic initiatives which influence performance. Furthermore, each geographic Marketplace segment represents a business in different stages of development (with Singapore being the most mature and Other Asia still considered by management to be a developing market). On 30 June 2023, the Board has approved the plans to cease operations in the Indonesia marketplace.

The Fintech and Data segment consists of the digital mortgage marketplace business, PropertyGuru Finance and Sendhelper. Propertyguru Finance was launched in March 2020 where commission is earned from financial institutions on each mortgage brokered and from insurance providers on each insurance policy’s inception, and the data business involving provision of data services to developers, agents, banks and property valuers. Sendhelper is a home services booking platform which was acquired as part of the Sendtech Pte. Ltd. acquisition in October 2022.

Assets and liabilities are not reviewed when making decisions about allocation of resources to the segments by the CODM.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

4.
Segment information (continued)
(b)
Segment information

The table below shows the segment information provided to the CODM for the reportable segments for the three and six months ended 30 June 2024 and 2023.

	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Total reportable segments
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Six months ended 30 June 2024
Revenue from external customers	48,470	8,580	14,142	3,060	2,941	77,193

Adjusted EBITDA	38,469	639	8,582	(361)	(5,640)	41,689

Six months ended 30 June 2023
Revenue from external customers	40,381	8,402	13,420	4,365	2,940	69,508

Adjusted EBITDA	30,567	(73)	7,468	(892)	(4,862)	32,208

Three months ended 30 June 2024
Revenue from external customers	24,970	5,257	7,421	1,477	1,553	40,678

Adjusted EBITDA	19,801	756	5,062	(284)	(2,881)	22,454

Three months ended 30 June 2023
Revenue from external customers	21,534	5,074	6,602	2,158	1,512	36,880

Adjusted EBITDA	16,560	848	3,966	(599)	(2,657)	18,118

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

4.
Segment information (continued)
(b)
Segment information (continued)

A reconciliation of adjusted EBITDA to loss before income tax is provided as follows:

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2024	2023	2024	2023
	S$’000	S$’000	S$’000	S$’000
Adjusted EBITDA of reportable segment	22,454	18,118	41,689	32,208

Headquarters cost	(15,637)	(13,507)	(30,412)	(27,377)
Changes in fair value of warrant liabilities, preferred share and embedded derivatives	(10,287)	2,246	(10,593)	110
Finance income - net	2,356	1,897	4,333	3,317
Depreciation and amortization expense	(6,898)	(5,800)	(13,354)	(11,680)
Impairment	—	(5,719)	—	(5,719)
Share grant and option expenses	(1,555)	(802)	(2,576)	(3,060)
Other (losses)/gains - net	(338)	18	(307)	(54)
Business acquisition transaction and integration cost	(213)	(597)	(239)	(2,040)
Strategic review cost (Note 2)	(4,997)	—	(5,468)	—
Restructuring cost	(62)	(2,066)	(4,233)	(2,066)
Loss before income tax	(15,177)	(6,212)	(21,160)	(16,361)

Headquarters costs are costs of personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service the group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

The CODM uses adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of warrant liabilities, preferred shares and embedded derivatives, finance costs, depreciation and amortisation, income tax expenses, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, gain on lease modification, business acquisition transaction and integration costs, and restructuring cost.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

5.
Revenue

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2024	2023	2024	2023
	S$’000	S$’000	S$’000	S$’000
Agent Revenue
- Subscription	19,334	15,704	37,889	30,253
- Agent discretionary	17,224	15,993	30,687	28,404
- Others	31	—	53	—
	36,589	31,697	68,629	58,657

Developer Revenue
- Advertising activities	1,751	2,524	3,677	4,987
- Events	428	486	1,165	1,365
- Others	357	661	781	1,559
	2,536	3,671	5,623	7,911

Fintech and data	1,553	1,512	2,941	2,940

	40,678	36,880	77,193	69,508

Revenue recognised
- At a point in time	12,246	9,000	23,793	16,483
- Over time	28,432	27,880	53,400	53,025
	40,678	36,880	77,193	69,508

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

6.
Loss per share

The Group calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period.

(a)
Weighted average number of shares used as the denominator

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2024	2023	2024	2023
	Number	Number	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	164,001,165	162,422,077	163,966,873	162,209,368
Weighted average number of ordinary shares used as the denominator in calculating diluted loss per share	164,001,165	162,422,077	163,966,873	162,209,368

(b)
Basic loss per share

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2024	2023	2024	2023
Loss for the period attributable to the shareholders of the parent (S$’000)	(16,125)	(6,476)	(22,417)	(16,710)
Weighted average number of shares outstanding	164,001,165	162,422,077	163,966,873	162,209,368
Basic loss per share	(0.10)	(0.04)	(0.14)	(0.10)

(c)
Diluted loss per share

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2024	2023	2024	2023
Loss for the period attributable to the shareholders of the parent (S$’000)	(16,125)	(6,476)	(22,417)	(16,710)
Weighted average number of shares outstanding	164,001,165	162,422,077	163,966,873	162,209,368
Diluted loss per share	(0.10)	(0.04)	(0.14)	(0.10)

7.
Other (losses) / gains – net

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2024	2023	2024	2023
	S$’000	S$’000	S$’000	S$’000
Gain/(Loss) on disposal of plant and equipment and intangible assets	8	2	(8)	2
Currency translation (loss)/gain	(347)	16	(316)	(56)
Gain on lease modification	1	—	1	—
Fair value (loss)/gain on warrant liabilities	(10,287)	2,246	(10,593)	110
	(10,625)	2,264	(10,916)	56

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

8.
Income taxes

The Group recognised assets and liabilities for tax based on profit for six months ended 30 June 2024 and 31 December 2023. Total net liabilities (including current and deferred taxes) amounted approximately to S$9,685,000 as at 30 June 2024 and S$9,000,000 as at 31 December 2023.

The Group’s deferred tax liabilities arose mainly from fair value adjustments arising in a business combination whereas deferred tax assets are recognised for tax losses and capital allowances carried forward to the extent that the deferred income tax assets are recognised for tax losses and capital allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of S$95,126,000, and capital allowance of S$6,072,000 at the balance sheet date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses and capital allowances in their respective countries of incorporation. The capital allowances have no expiry date. The tax losses of S$94,944,000 will expire between 2024 and 2034.

9.
Intangible assets

Goodwill

	30 June 2024	31 December 2023
	S$’000	S$’000
Cost
Beginning of financial period	325,411	347,144
Currency revaluation adjustments	(2,337)	(17,549)
Impairment during the period/year	—	(4,184)
End of financial period	323,074	325,411

Goodwill is allocated to the Group’s CGUs identified as follows:

	30 June 2024	31 December 2023
	S$’000	S$’000
Vietnam marketplace	105,343	107,561
Malaysia marketplace [1]	202,032	201,774
Others [2]	15,699	16,076
	323,074	325,411

1.
Comprise of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and PropertyGuru Malaysia International (Malaysia) Sdn. Bhd.
2.
Comprise of Singapore marketplace, Thailand marketplace, Data and Sendhelper CGUs.

Impairment tests for goodwill

Goodwill is tested for impairment annually and whenever there is indication that the goodwill may be impaired.

As at 30 June 2024, there is no indication that the Group's goodwill may be impaired.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

10.
Share capital

Number of ordinary shares
Issued share capital
At 1 January 2024	163,931,445
Shares issued as part of the Employee Share Grant Plan	230,974
At 30 June 2024	164,162,419

Issued share capital
At 1 January 2023	161,960,362
Shares issued as part of the Employee Share Grant Plan	953,469
At 30 June 2023	162,913,831

All issued ordinary shares are fully paid. There is no par value for these ordinary shares.

Fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2024

11.
Share and capital reserve
(a)
Share reserve

S$’000
At 1 January 2024	11,215
Employee share grant and option schemes:
- Value of employee services	2,693
- Shares issued	(908)
Director share grant and options schemes:
- Value of services	298
- Shares issued	—
At 30 June 2024	13,298

At 1 January 2023	17,692
Employee share grant and option schemes:
- Value of employee services	2,716
- Shares issued	(4,652)
Director share grant and options schemes:
- Value of services	428
- Shares issued	(1,579)
At 30 June 2023	14,605

(b)
Capital reserves

S$’000
At 1 January 2024 and 30 June 2024	785

12.
Subsequent event

EQT Private Capital Asia has entered into a merger agreement to acquire the Company for US$1.1 billion. The merger agreement has been signed on 16 August 2024, and the transaction is expected to be completed around fourth quarter of the financial year 2024 to first quarter of the financial year 2025 and is subject to customary closing conditions, including approval by the Company’s shareholders and receipt of regulatory approvals. Once the transaction is complete, the Company will be de-listed from the New York Stock Exchange and become a private company.